SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) No. 00.022.034/0001 -87

NIRE 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A. HELD ON MARCH 27th, 2008.

PLACE: Eusébio Matoso Avenue, n° 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 4:00 p.m.

CHAIRMAN: Israel Vainboim

QUORUM: Totality of the elected members

RESOLUCTIONS UNANIMOUSLY TAKEN:

1. Appointed as Chairman of this Board of Directors Mr. ISRAEL VAINBOIM, and as Vice-Chairman Mr. PEDRO MOREIRA SALLES.

2. Reelected for the Board of Officers, with term of office up to the investiture of the Officers to be elected by the Board of Directors in a meeting to be held until April 30th, 2009: 1. Chief Executive Officer– PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of Identity Card RG No. 19.979.952 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 551.222.567 -72, and 2. Officers – 2.1. GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 4th floor, bearer of the Identity Card RG No. 3.166.619 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 573.620.338 -34; 2.2. JOSE LUCAS FERREIRA DE MELO, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 3rd floor, bearer of the Identity Card RG No. 403.933 -SSP-DF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 117.307.901 -78; and 2.3. MARCELO LUIS ORTICELLI, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, n.° 891, 12th floor, bearer of the Identity Card RG No. 12.993.534 -SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under No. 040.509.508 -20.

2

3. Pursuant to the rules enacted by the Governmental bodies in charge of the inspection and regulation to which the Company is subject, and in the form of subitem “h” of Article 16 of the By-Laws of the Company, this Board has decided to appoint as the Company’s Officer in charge of the Investors Relations Mr. GERALDO TRAVAGLIA FILHO, and Mr. JOSÉ LUCAS FERREIRA DE MELO as its substitute.

São Paulo, March 27th, 2008. Authorized signatures: Israel Vainboim, Pedro Moreira Salles and Guilherme Affonso Ferreira. This minute is an exact copy of the original transcribed in the proper Corporate Book.

March 27th, 2008.

 __________________________________              __________________________________

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.